Exhibit 99.39

Consolidated Financial Statements

Years ended December 31, 2019 and 2018

Presented in Canadian dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Orla Mining Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Orla Mining Ltd. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2019 and 2018, and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erez Bahar.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 20, 2020

ORLA MINING LTD.

Consolidated Balance Sheets

(Thousands of Canadian dollars)

	December 31	December 31
As at	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$30,009	$16,686
Accounts receivable	122	385
Prepaid expenses	64	206
	30,195	17,277
Restricted funds	662	205
Value added taxes recoverable (note 7)	1,747	849
Equipment (note 5)	370	344
Exploration and evaluation assets (note 6(d))	163,383	169,282
TOTAL ASSETS	$196,357	$187,957

LIABILITIES
Current liabilities
Trade and other payables (note 8)	$1,042	$1,743
Accrued liabilities	2,049	1,916
	3,091	3,659
Lease obligations	57	—
Camino Rojo project loan (note 9)	16,833	—
Newmont loan (note 10)	12,573	6,103
Accrued liabilities – long term	338	—
Site closure provisions (note 11)	748	745
TOTAL LIABILITIES	33,640	10,507

SHAREHOLDERS' EQUITY
Share capital (note 12)	208,186	201,077
Reserves	39,348	25,960
Accumulated other comprehensive income (loss)	(1,036)	4,797
Accumulated deficit	(83,781)	(54,384)
TOTAL SHAREHOLDERS' EQUITY	162,717	177,450

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$196,357	$187,957

Nature of operations (note 1)

Events after the reporting period (notes 13(a) and 20(a))

Authorized for issuance by the Board of Directors on March 20, 2020.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Loss and Comprehensive Loss

(Thousands of Canadian dollars, except per-share amounts)

	Year ended December 31
	2019	2018
EXPLORATION AND EVALUATION EXPENSES (note 6)
Assays and analysis	$253	$1,485
Drilling	1,564	3,007
Geological	1,858	3,775
Engineering	2,471	508
Environmental	754	287
Community and government	1,134	902
Land and water use, claims and concessions	6,000	4,979
Project management	917	351
Project review	153	141
Site activities	2,297	3,478
Site administration	2,438	3,175
Recognition of site closure provisions	—	745
	19,839	22,833

GENERAL AND ADMINISTRATIVE EXPENSES
Office and administrative	700	561
Professional fees	711	593
Regulatory and transfer agent	272	278
Salaries and benefits	2,621	1,722
	4,304	3,154

OTHER EXPENSES (INCOME)
Depreciation (note 5)	103	153
Share based payments (note 13)	3,391	3,985
Interest income	(142)	(442)
Interest expense	107	—
Amortization of project loan transaction costs (note 9)	112	—
Accretion – Newmont loan (note 10)	1,473	505
Foreign exchange loss (gain)	210	(275)
	5,254	3,926

LOSS FOR THE YEAR	$29,397	$29,913

OTHER COMPREHENSIVE LOSS (INCOME)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	5,833	(13,454)
TOTAL COMPREHENSIVE LOSS	$35,230	$16,459

Weighted average number of common shares outstanding (millions)	182.6	176.7

Loss per share - basic and diluted	$0.16	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Consolidated Statements of Cash Flows

(Thousands of Canadian dollars)

	Year ended December 31
Cash flows provided by (used in):	2019	2018
OPERATING ACTIVITIES
Loss for the year	$(29,397)	$(29,913)
Adjustments for items not affecting cash:
Depreciation	103	153
Share based compensation	3,391	3,985
Exploration expense paid via common shares	65	—
Newmont loan proceeds received in excess of fair value, credited to exploration expense (note 10)	(1,707)	(2,790)
Accretion of the Newmont loan (note 10)	1,473	505
Amortization of project loan transaction costs (note 9)	112	—
Changes in site closure provisions charged to exploration expense	—	745
Interest expense on lease	6	—
Lease payments	(34)	—
Changes in non-cash working capital:
Accounts receivable	253	100
Prepaid expenses	139	251
Trade and other payables	(733)	402
Accrued liabilities	499	1,118
Cash used in operating activities	(25,830)	(25,444)

FINANCING ACTIVITIES
Proceeds – private placement	—	30,767
Proceeds – warrants exercised	3,823	107
Proceeds – stock options exercised	1,581	136
Share issuance costs	(128)	(1,777)
Advances received on the Camino Rojo project loan (note 9)	32,470	—
Cash transaction costs of the Camino Rojo project loan	(4,147)	—
Advances received on the Newmont loan (note 10)	6,742	8,204
Cash provided by financing activities	40,341	37,437

INVESTING ACTIVITIES
Purchase of equipment	(20)	(234)
Expenditures on exploration and evaluation assets	—	(407)
Restricted cash funded	(475)	—
Value added taxes paid	(907)	(807)
Cash used in investing activities	(1,402)	(1,448)

Effects of exchange rate changes on cash	214	(1)

Net increase in cash	13,323	10,544
Cash, beginning of year	16,686	6,142
CASH, END OF YEAR	$30,009	$16,686

Cash consist of:
Bank current accounts and cash on hand	$30,009	$16,617
Short term highly liquid investments	—	69
Cash	$30,009	$16,686

Supplemental cash flow information (note 15)

ORLA MINING LTD.

Consolidated Statements of Changes in Equity

(Thousands of Canadian dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2018	160,441	$174,436	$5,062	$14,114	$19,176	$(8,657)	$(24,471)	$160,484
Private placement	17,581	27,803	—	2,964	2,964	—	—	30,767
Share issue costs	—	(1,777)	—	—	—	—	—	(1,777)
Shares issued for debt settlement	148	207	—	—	—	—	—	207
Exercise of stock options	657	249	(113)	—	(113)	—	—	136
Exercise of warrants	488	159	—	(52)	(52)	—	—	107
Share based payments	—	—	3,985	—	3,985	—	—	3,985
Loss for the year	—	—	—	—	—	—	(29,913)	(29,913)
Other comprehensive income	—	—	—	—	—	13,454	—	13,454
Balance at December 31, 2018	179,315	$201,077	$8,934	$17,026	$25,960	$4,797	$(54,384)	$177,450

Balance at January 1, 2019	179,315	$201,077	$8,934	$17,026	$25,960	$4,797	$(54,384)	$177,450
Shares issued for property payments	59	65	—	—	—	—	—	65
Warrants exercised	6,167	5,865	—	(2,042)	(2,042)	—	—	3,823
Warrants issued July 2019 (note 12(c))	—	(1,940)	—	1,940	1,940	—	—	—
Warrants issued December 2019 (note 9)	—	—	—	11,765	11,765	—	—	11,765
Options exercised	1,359	2,994	(1,413)	—	(1,413)	—	—	1,581
Share issue costs	—	(128)	—	—	—	—	—	(128)
RSUs redeemed	202	253	(253)	—	(253)	—	—	—
Share based payments	—	—	3,391	—	3,391	—	—	3,391
Loss for the year	—	—	—	—	—	—	(29,397)	(29,397)
Other comprehensive loss	—	—	—	—	—	(5,833)	—	(5,833)
Balance at December 31, 2019	187,102	$208,186	$10,659	$28,689	$39,348	$(1,036)	$(83,781)	$162,717

The accompanying notes are an integral part of these consolidated financial statements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining 5Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, and development of mineral properties, and holds two gold projects – the Camino Rojo gold and silver project in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2019, the Company had not advanced any of its properties to commercial production and was not able to fund day-to-day activities through operating activities. The Company has received US$25 million of a US$125 million project loan facility in respect of the Camino Rojo project.

The Company’s continuation as a going concern is dependent upon successful results from our mineral exploration and development activities and our ability to attain profitable operations and generate cash or raise equity capital or borrowings sufficient to meet current and future obligations. We expect to fund operating costs of the Company over the next twelve months with cash on hand and with further loan advances and equity financings.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these consolidated financial statements of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements are presented in Canadian dollars. Currency figures in tables are presented in thousands of Canadian dollars, except per-share amounts.

On March 20, 2020, the Board of Directors approved these consolidated financial statements for issuance.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group. All intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Orla Mining Ltd. is the ultimate parent entity of the group. At December 31, 2019 and 2018, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

		Ownership
Name	Principal activity	Dec 31, 2019	Dec 31, 2018	Location
CR Acquisitions Ltd.	Holding company	100%	100%	Canada
Minerometalúrgica San Miguel S de RL de CV	Exploration	100%	100%	Mexico
Minera Camino Rojo SA de CV	Exploration	100%	100%	Mexico
Servicios Administrativos Camino Rojo SA de CV	Services provider	100%	100%	Mexico
Contrataciones Camino Rojo SA de CV	Services provider	100%	100%	Mexico
Minera Cerro Quema SA	Exploration	100%	100%	Panama
Aurum Exploration Inc.	Exploration	100%	100%	Panama
Monitor Gold Corporation	Exploration	100%	100%	USA

Subsequent to the reporting date, Servicios Administrativos Camino Rojo SA de CV and Contrataciones Camino Rojo SA de CV were dissolved, and their net assets were transferred to Minera Camino Rojo SA de CV.

(c)	Foreign currencies

(i)	Functional currency

The functional currencies of the Company and its subsidiaries, all of which are wholly owned, are as follows:

Orla Mining Ltd.	Canadian dollars
CR Acquisitions Ltd.	Canadian dollars
Minerometalúrgica San Miguel S de RL de CV	Mexican pesos
Minera Camino Rojo SA de CV	Mexican pesos
Contrataciones Camino Rojo SA de CV	Mexican pesos
Servicios Administrativos Camino Rojo SA de CV	Mexican pesos
Minera Cerro Quema SA	United States dollars
Aurum Exploration Inc.	United States dollars
Monitor Gold Corporation	United States dollars

(ii)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of each company at the exchange rates in effect on the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(iii)	Translation of foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the official Bank of Canada exchange rates in effect on the reporting date. The results of operations of foreign operations are translated into Canadian dollars at the average exchange rates in effect during the reporting period. We recognize the foreign currency differences arising from translation in other comprehensive income within the translation reserve.

When we dispose of a foreign operation in its entirety, or partially such that we have lost control, we reclassify the cumulative amount in the translation reserve related to that foreign operation to profit or loss as part of the gain or loss on disposal.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

We have applied the accounting policies set out below consistently to all periods presented in these financial statements.

The significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty arising in the preparation of these consolidated financial statements are discussed in note 4.

(a)	Financial instruments

(i)	Financial assets

We initially recognize financial assets when the Company becomes party to the contractual provisions of the instrument. Subsequent to initial recognition, we classify financial assets as measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) after considering both our business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

A financial asset is measured at amortized cost if both of the following conditions are met:

a.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met:

a.	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
b.	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

We may make an irrevocable election at initial recognition to carry at FVOCI particular investments in equity instruments that would otherwise be measured at FVTPL.

A financial asset is required to be measured at FVTPL unless it is measured at amortized cost or at FVOCI.

As an exception to the rules above, we may, at initial recognition, irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

If we change our business model for managing financial assets, we reclassify all affected financial assets on a prospective basis, without restating any previously recognized gains, losses or interest.

If the asset is reclassified to fair value, we determine the fair value at the reclassification date, and recognize in profit or loss any gain or loss arising from a difference between the previous carrying amount and fair value.

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty, is not an embedded derivative, and is treated as a separate financial instrument.

Upon initial recognition, we measure a financial asset at its fair value. However, we measure trade receivables that do not have a significant financing component at their transaction price. After initial recognition, we measure financial assets at amortized cost, FVOCI, or FVTPL.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Changes in fair value of a financial asset that is carried at FVTPL are recognized in profit or loss, and changes in fair value of a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship.

Gains or losses on a financial asset that is carried at FVTPL are recognized in profit or loss, and gains or losses on a financial asset that is carried at FVOCI are recognized in other comprehensive income, unless it is part of a hedging relationship. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized, impaired, amortized, or reclassified.

(ii)	Financial liabilities

We initially recognize financial liabilities when the Company becomes party to the contractual provisions of the instrument. At initial recognition, we measure each financial liability at its fair value. In the case of a financial liability not at FVTPL, we deduct transaction costs that are directly attributable to the issuance of the financial liability.

Subsequent to initial recognition, we classify and measure all financial liabilities at amortized cost using the effective interest method, except for financial liabilities at FVTPL.

We may, at initial recognition, irrevocably designate a financial liability as measured at FVTPL.

(iii)	Impairment

We recognize a loss allowance for expected credit losses on financial assets, based on expected credit losses.

(b)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 100 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(c)	Restricted funds

Restricted funds consist of amounts lodged with government bodies or their designated banking institutions in support of mandated environmental, permitting, or employee retirement obligations.

(d)	Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation expenditures include the search for mineral resources, the determination of technical feasibility, and assessment of the commercial viability of an identified mineral resource. Activities include acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; sampling; and evaluation of the technical feasibility and commercial viability of extracting a mineral resource.

We capitalize E&E assets acquired in a business combination, and also the initial acquisition costs of an E&E asset which does not represent a business. We expense all other E&E expenditures, including non-refundable advance royalty payments.

Capitalized E&E assets are subsequently measured at cost less accumulated impairment.

At the end of the reporting period when the technical feasibility and economic viability of a project are demonstrable, funding is in place, and a positive development decision is made, we test E&E assets for impairment and transfer them to “Projects under development and construction”. We capitalize subsequent expenditures on the project.

We assess E&E assets for impairment when indicators and circumstances suggest that the carrying amount may exceed its recoverable amount. Typical indicators of impairment include:

•	Substantive expenditure or further exploration and evaluation activities is neither budgeted nor planned;

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

•	Title to the asset is compromised, has expired or is expected to expire;
•	Adverse changes in the taxation, regulatory or political environment;
•	Adverse changes in variables in commodity prices and markets making the project not viable; and
•	Adverse changes in the exchange rate for the currency of operation, making the project not viable.

If any such indication exists, we estimate the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the E&E asset. If we estimate the recoverable amount of an asset to be less than its carrying amount, we recognize an impairment loss in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. We recognize reversals of impairment immediately in profit or loss.

(e)	Projects under development and construction

We capitalize costs directly related to development or construction projects to “Projects under development and construction” until the asset is available for use in the manner intended by us. These capitalized amounts are reduced by the proceeds from the sale of metals extracted prior to commercial production. Any costs incurred in testing the assets to determine if they are functioning as intended are also capitalized.

When assets are available for us in the manner intended by us, we transfer these assets included in “Projects under development and construction” to “Mineral properties” and “Plant and equipment” as appropriate.

Projects under development and construction are not depreciated.

(f)	Equipment

Equipment is initially recognized at cost. Cost includes purchase price, directly attributable costs, and the estimated present value of any future costs of decommissioning and removal. Equipment is carried at cost, net of accumulated depreciation and impairments. We depreciate equipment to their residual values on a straight-line basis over their estimated useful lives, typically as follows:

Equipment and office equipment	5 years
Vehicles	4 years
Computer hardware and software	3 years

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (a “qualifying asset”) are capitalized as part of the cost of that asset. Borrowing costs consist of interest and other costs that we incur in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred, net of income generated from the temporary investment of such amounts. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings during the reporting period.

All other borrowing costs are recognized in profit or loss when incurred. Borrowing costs related to exploration and evaluation are expensed as incurred.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

No borrowing costs were capitalized during any of the periods presented.

(h)	Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we consider whether:

•	the contract involves the use of an identified asset, either explicitly or implicitly, including consideration of supplier substitution rights;

•	we have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•	we have the right to direct the use of the asset.

We recognize a right-of-use ("ROU") asset which is initially measured based on the initial amount of the lease liability plus any initial direct costs incurred less any lease incentives received. We depreciate the ROU asset to the earlier of the end of the useful life or the lease term using either the straight-line or units-of-production method, depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if we determine the Company is reasonably likely to exercise the option.

We initially measure the lease liability at the present value of the lease payments that are not yet paid as of the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. We then measure the lease liability at amortized cost using the effective interest method and remeasure it when there is a change in future lease payments.

(i)	Asset retirement and site closure obligations

We record an asset retirement and site closure obligation when a legal or constructive obligation exists as a result of past events and we can make a reliable estimate of the undiscounted future cash flows required to satisfy the asset retirement and site closure obligation. Such costs include decommissioning or dismantling plant and equipment, and reclamation, closure, and post-closure monitoring of the property.

The estimated future cash flows are discounted to a net present value using an applicable risk-free interest rate. We accrete the provision for asset retirement and site closure obligations over time to reflect the unwinding of the discount and charge the accretion expense to profit or loss for the period.

We remeasure the asset retirement and site closure obligation at the end of each reporting period for changes in estimates or circumstances, such as changes in legal or regulatory requirements, increased obligations arising from additional disturbance due to mining and exploration activities, changes to cost estimates, and changes to risk-free interest rates.

Asset retirement and site closure obligations related to E&E activities and properties are expensed upon initial recognition and subsequently. Asset retirement and site closure obligations relating to Projects under development and construction, and to mineral properties, are initially capitalized with a charge to the related mineral property. Changes to the obligation which arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining property.

(j)	Provisions

We recognize provisions when (i) the Company has a present legal or constructive obligation as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) we can make a reliable estimate of the amount of the obligation. Where we expect some or all of a provision to be reimbursed (for example, under an insurance contract), we recognize the reimbursement as a separate asset, but only when the reimbursement is virtually certain. We present the expense relating to each provision in profit or loss net of any reimbursements.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

If the effect of the time value of money is material, we discount the provision using a pre-tax discount rate that reflects the risks specific to the liability. The increase in the provision due to the passage of time is recognized as accretion expense in profit or loss.

(k)	Share based payments

(i)	Stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”)

The Company grants stock options, and awards RSUs and DSUs to employees, officers and directors from time to time. At the date of grant or award, we estimate the fair values of the stock options, RSUs and DSUs which will eventually vest. These estimated fair values are recognized as share-based compensation expense over the specific vesting periods, with a corresponding increase to reserves, a component of equity.

We determine the fair value of stock options using a Black-Scholes option pricing model with market-related inputs as of the date of grant. The fair value of RSUs and DSUs is the market value of the underlying shares as of the date of award. Stock option grants and RSU awards with several tranches of vesting are accounted for as separate awards with different vesting periods and fair values. We account for prospectively the changes to the estimated number of awards that will eventually vest.

(ii)	Bonus shares

The Company has issued bonus shares, some of which vest upon the completion of a specified period of service, and others of which vest upon the achievement of specific performance conditions, which performance conditions may or may not be market based. The fair value of the bonus shares is determined on the date of award.

For bonus shares which have only a service condition, the fair value is recognized in share- based compensation expense over the service period.

For bonus awards which have a performance condition, we estimate at the award date the length of the expected vesting period and recognize the fair value in share-based compensation expense over that expected vesting period. If the performance condition is a market condition, we do not subsequently revise the expected vesting period. However, if the performance condition is not a market condition, we revise our estimate of the length of the vesting period if subsequent information indicates such a revision is necessary.

(l)	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or OCI.

(i)	Current tax

Current tax expense comprises the expected tax payable on taxable income for the year and any adjustment to income tax payable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any withholding tax arising from interest and dividends.

(ii)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

•	taxable temporary differences arising on the initial recognition of goodwill.

We recognize deferred tax assets for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits are considered based on the business plans for the individual taxable entity. We review deferred tax assets at each reporting date and reduce them when we consider it no longer probable that the related tax benefit will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to apply to the temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset only when there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reversed in the same period or in the carried back/forward period as the expected reversal of the deductible temporary difference.

(m)	Earnings (loss) per share

Basic earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period.

Diluted earnings (loss) per share is based on profit (loss) attributable to common shareholders, divided by the weighted average number of common shares outstanding during the reporting period after adjusting for the effects of all dilutive potential ordinary shares.

(n)	New accounting standards

(i)	IFRS 16 «Leases»

IFRS 16 supersedes IAS 17 «Leases», IFRIC 4 «Determining whether an Arrangement contains a Lease», SIC-15 «Operating Leases– Incentives» and SIC-27 «Evaluating the Substance of Transactions Involving the Legal Form of a Lease».

The new standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a very low value. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees recognize a front-loaded pattern of expense for most leases, even when cash rental payments are constant.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Company adopted IFRS 16 effective January 1, 2019. We did not have any material lease contracts prior to initial adoption. The adoption of IFRS 16 had no material impact on the financial position, results of operations, or cash flows of the Company.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In preparing these consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

We review estimates and underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in these consolidated financial statements include:

(a)	Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events and conditions which we used to determine the primary economic environment of that entity.

(b)	Exploration and evaluation expenditures

The application of the Company’s accounting policy for E&E expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale (prior to which we expense all E&E expenditures, and subsequent to which we capitalize the acquisition costs). It also requires us to make judgements on whether activities have reached a stage that permits development of the mineral resource (prior to which they are treated as E&E expenditures, and subsequent to which we treat such costs as projects under development and construction).

We must also apply a number of estimates and assumptions, such as the determination of the quantities and types of mineral resources, which itself involves varying degrees of uncertainty depending on resource classification (measured, indicated or inferred). These estimates directly impact accounting decisions related to our E&E expenditures.

(c)	Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concession.

(d)	Assessment of impairment indicators

We apply judgement in assessing whether indicators of impairment exist for our E&E assets which could result in a test for impairment. We consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the technical results of our E&E activities, and the potential for viable operations, to determine whether there are any indicators of impairment or reversal of a previous impairment.

(e)	Income taxes and value added taxes

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies operating in Canada and Mexico. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

As we are a new filer, the timing of receipt of Mexican VAT is uncertain. Consequently, we have presented it as non-current.

(f)	Fair value measurement

Management uses valuation techniques in measuring the fair value of share options granted and restricted share units, deferred share units, and bonus shares awarded. Such valuation techniques are also used for estimating the fair value of the Newmont loan, which is interest free.

We determine the fair value of share based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the Company’s financial statements.

(g)	Site closure provisions

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes. We make estimates of rehabilitation costs and of cost increases, inflation rates, and discount rates. These uncertainties will result in actual future expenditures differing from the amounts currently provided. Consequently, there could be significant adjustments to the provisions established, which would affect future financial position, results of operations, and changes in financial position.

(h)	Deferred income taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement values and tax values of assets, liabilities, loss carry forwards and other temporary differences. We make certain assumptions about such tax values, and about the future performance of the Company. We use judgement to determine the ability of the Company to utilize tax loss carry-forwards and other deferred tax assets.

Changes in economic conditions, metal prices and other factors could result in revisions to our estimates of the benefits to be realized, or the timing of those potential economic benefits.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

5.	EQUIPMENT

	Right of use assets – buildings	Equipment	Office equipment	Computer equipment	Vehicles	Total
Cost
At January 1, 2018	$—	$272	$13	$98	$27	$410
Additions	—	127	29	78	—	234
Effect of movements in exchange rates	—	28	2	9	2	41
At December 31, 2018	—	427	44	185	29	685
Additions	116	4	5	10	—	135
Effect of movements in exchange rates	—	(9)	(2)	(1)	(1)	(13)
At December 31, 2019	$116	$422	$47	$194	$28	$807

Accumulated depreciation
At January 1, 2018	$—	$119	$7	$46	$4	$176
Charged in the year	—	82	9	51	11	153
Effect of movements in exchange rates	—	6	1	4	1	12
At December 31, 2018	—	207	17	101	16	341
Charged in the year	9	65	4	23	2	103
Effect of movements in exchange rates	—	(7)	—	—	—	(7)
At December 31, 2019	$9	$265	$21	$124	$18	$437

Net book value
At December 31, 2018	$—	$220	$27	$84	$13	$344
At December 31, 2019	$107	$157	$26	$70	$10	$370

6.	EXPLORATION AND EVALUATION

The Company’s exploration and evaluation projects consist of the Camino Rojo Project, the Cerro Quema Project, and the Monitor Gold Project.

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine, and consists of eight concessions covering approximately 206,000 hectares. In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now called Newmont Corporation) by:

•	issuing 31,860,141 common shares of Orla,
•	granting to Newmont a 2% net smelter royalty (the “Royalty”) on the sale of all metal production from Camino Rojo, and
•	paying certain obligations, including Mexican value-added taxes, of approximately $4,923,000.

In addition, the Company and Newmont entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project. The Royalty excludes revenue on the sale of metals produced from a sulphide project where Newmont has exercised its Sulphide Option.

We maintain a right of first refusal on the sale if Newmont elects to sell the Royalty, in whole or in part.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching.

In December 2016, we acquired 100% of the Cerro Quema Project by acquiring Pershimco Resources Inc. through the issuance of a combination of Orla common shares and warrants, and the assumption of Pershimco’s long term debt, which we subsequently paid off. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for these concessions expired in February and March of 2017. The Company has applied for the prescribed ten year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received; however, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, in the normal course.

(c)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 422 claims covering 3,416 hectares in Nye County, Nevada, USA.

On January 24, 2018, we entered into an option agreement with Mountain Gold Claims LLC to acquire up to a 100% interest in 392 claims covering approximately 3,173 hectares. These claims are subject to a 3% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, the first third of the royalty for US$1,000,000 and a second third for US$4,000,000. The agreement grants a 1% net smelter returns royalty to Mountain Gold Claims LLC on any claims owned by third parties that are acquired by the Company within a defined Area of Interest around the claims acquired under this agreement. We have the right to acquire one half of this royalty for US$4,000,000.

On March 21, 2018, we entered into an option agreement with King Solomon Gold LLC to acquire up to a 100% interest in 26 claims covering approximately 210 hectares. These claims are subject to a 2% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, the first half of the royalty for US$1,000,000 and the second half for US$2,000,000.

On March 22, 2018, we entered into an option agreement with a subsidiary of Ely Gold Royalties Inc. to acquire up to a 100% interest in four claims covering approximately 32 hectares. These claims are subject to a 2.5% net smelter returns royalty on specified minerals produced from these claims. We have the right to acquire, at any time, 40% of the 2.5% royalty (ie, a 1% royalty, leaving a 1.5% royalty) for US$1,000,000.

To maintain the options, minimum payments and work commitments are required for each year to 2038. In 2019, these consisted of US$50,000 in share issuances, a US$20,000 in advance royalty payments, and US$30,000 in work commitments, all of which requirements were met by the Company. For 2020, these consist of US$40,000 in advance royalty payments, and US$75,000 in work commitments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Exploration and evaluation assets

	Camino Rojo	Cerro Quema	Monitor Gold	Total
Acquisition costs at historical rates
At January 1, 2018	$54,258	$109,474	$—	$163,732
Additions	—	—	407	407
At December 31, 2018 and 2019	$54,258	$109,474	$407	$164,139

Accumulated foreign exchange on translation
At January 1, 2018	$(2,470)	$(6,021)	$—	$(8,491)
Due to changes in exchange rates	4,615	8,997	22	13,634
At December 31, 2018	2,145	2,976	22	5,143
Due to changes in exchange rates	(487)	(5,391)	(21)	(5,899)
At December 31, 2019	$1,658	$(2,415)	$1	$(756)

Acquisition costs
At December 31, 2018	$56,403	$112,450	$429	$169,282
At December 31, 2019	$55,916	$107,059	$408	$163,383

(e)	Exploration and evaluation expense

Year ended December 31, 2019	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$203	$50	$—	$—	$253
Drilling	1,557	7	—	—	1,564
Geological	1,157	654	47	—	1,858
Engineering	2,451	20	—	—	2,471
Environmental	628	126	—	—	754
Community and government	661	473	—	—	1,134
Land, water use, and claims	5,676	111	213	—	6,000
Project management	917	—	—	—	917
Project review	—	—	—	153	153
Site activities	1,645	652	—	—	2,297
Site administration	795	1,639	4	—	2,438
	$15,690	$3,732	$264	$153	$19,839

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Year ended December 31, 2018	Camino Rojo	Cerro Quema	Monitor Gold	Other	Total
Assays and analysis	$551	$877	$57	$—	$1,485
Drilling	1,525	1,482	—	—	3,007
Geological	1,289	2,079	407	—	3,775
Engineering	364	144	—	—	508
Environmental	247	40	—	—	287
Community and government	192	710	—	—	902
Land, water use, and claims	4,875	5	99	—	4,979
Project management	338	13	—	—	351
Project review	—	—	—	141	141
Site activities	1,472	1,914	92	—	3,478
Site administration	741	2,434	—	—	3,175
Recognition of reclamation obligation	300	445	—	—	745
	$11,894	$10,143	$655	$141	$22,833

7.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value-added taxes (called “IVA” in Mexico) on certain goods and services we purchase. We also paid IVA in the equivalent of $4,923,000 on the initial acquisition of the Camino Rojo project, which is classified within exploration and evaluation assets as part of acquisition cost (note 6(a) and 6(d)).

8.	TRADE AND OTHER PAYABLES

	December 31, 2019	December 31, 2018
Trade payables	$639	$1,341
Payroll related liabilities	270	402
Lease obligations – current	31	—
Interest payable on Camino Rojo project loan	102	—
	$1,042	$1,743

9.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation (“Trinity Capital”) and certain other lenders with respect to a credit debt facility of US$125 million for the development of the Camino Rojo Oxide Gold Project (the “Credit Facility”). The Credit Facility was arranged by Trinity Capital and includes a syndicate of lenders led by Agnico Eagle Mines Limited (“Agnico Eagle”), Pierre Lassonde, and Trinity Capital.

The Credit Facility provides a total of US$125 million to the Company, available in three tranches. The first tranche of US$25 million was drawn down by the Company on December 18, 2019 upon execution of the definitive loan documentation. Tranches 2 and 3 provide US$50 million each, available for drawdown after satisfaction of conditions precedent, including the receipt of certain key permits required for the development of the Camino Rojo project.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Credit Facility is denominated in United States dollars, and bears interest at 8.80% per annum, payable quarterly commencing March 31, 2020, and is secured by all the assets of the Camino Rojo Project and the fixed assets of the Cerro Quema Project. The principal amount is due upon maturity at December 18, 2024, with no scheduled principal payments prior to maturity. The Company may prepay the loan, in full or in part, at any time during the term without penalty, by using cash flow from operations. The Credit Facility does not impose on the Company any mandatory requirements of hedging, production payments, offtake, streams, or royalties.

On December 18, 2019, the Company issued 32.5 million common share purchase warrants, with an exercise price of C$3.00 per warrant and an expiry date of December 18, 2026, to the lenders. At issuance date, we estimated the fair value of these warrants at $11,765,000 using a Black Scholes option pricing model with the following assumptions – risk-free interest rate of 1.65%, an expected life of 7 years, an expected volatility of 35%, and an expected dividend yield of nil. We treated this as an initial transaction cost of the Credit Facility, and accordingly, we charged this to the loan obligation, with an offsetting credit to reserves.

	2019		2018
	US dollars (thousands)	Canadian dollars (thousands)	US dollars (thousands)	Canadian dollars (thousands)
Balance, January 1	$—	$—	$—	$—
Amounts drawn down during the year	25,000	32,470	—	—
Cash transaction costs	(3,158)	(4,147)	—	—
Warrants issued to the lenders	(8,968)	(11,765)	—	—
Amortization of the transaction costs	86	112	—	—
Foreign exchange	—	163	—	—
Balance, December 31	$12,960	$16,833	$—	$—

10.	NEWMONT LOAN

Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on the Camino Rojo project from November 7, 2017 until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at the Camino Rojo Project. No further advances in respect of this loan are planned or expected.

At our option, we may repay any amounts owing to Newmont, prior to maturity, in the form of (a) a lump sum cash payment, (b) the issuance of additional common shares of the Company, or (c) a combination of cash and shares, all provided that any issuance of common shares does not result in Newmont holding more than 19.99% of the issued and outstanding number of common shares of the Company.

Because the loan is non-interest bearing, for accounting purposes at date of each advance, we discount the expected payments using a risk-adjusted discount rate and estimated repayment date. A rate of 14.6% was used for the advance received during 2019 (2018 – 15.4%). Amounts received in excess of fair value on the date of the advances are credited to exploration expense.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

	2019			2018
	Mexican pesos (000’s)	Mexican pesos (000’s) Discounted	Canadian dollars (000’s)	Mexican pesos (000’s)	Mexican pesos (000’s) Discounted	Canadian dollars (000’s)
Balance, beginning of year	121,865	87,917	$6,103	—	—	$—
Advances received	97,601	97,601	6,742	121,865	121,865	8,204
Advances received in excess of fair value	—	(24,704)	(1,707)	—	(41,445)	(2,790)
Accretion during the year	—	21,886	1,473	—	7,497	505
Foreign exchange	—	—	(38)	—	—	184
Balance, end of year	219,466	182,700	$12,573	121,865	87,917	$6,103

11.	SITE CLOSURE PROVISIONS

	Camino Rojo Project	Cerro Quema Project	Total
At December 31, 2018	$300	$445	$745
At December 31, 2019	$303	$445	$748

Site closure provisions represent the present value of rehabilitation costs of exploration properties, and decommissioning costs of mine sites and related plant and equipment. The closure provisions were estimated in US dollars, and the major estimates and assumptions we used in estimating these provisions include:

Years ended December 31, 2019 and 2018	Camino Rojo Project	Cerro Quema Project
Estimated settlement dates	2029 to 2033	2030 to 2032
Undiscounted risk-adjusted cash flows	$327	$491
US dollar inflation rate	2.1%	2.1%
US dollar discount rate	3.0%	3.0%

12.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Issued share capital

In 2019, we issued 58,895 common shares, valued at $65,000, pursuant to the Monitor Gold option agreements (2018 – nil).

During 2019, we issued 6,167,500 common shares (2018 – 487,500) upon the exercise of warrants, for gross proceeds of $3,823,000 (2018 – $107,250).

During 2019, we issued 1,358,491 common shares (2018 – 657,000) upon the exercise of stock options, for gross proceeds of $1,581,000 (2018 – $136,000).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

During 2019, we issued 202,667 common shares (2018 – nil) upon the vesting of RSUs (note 13(b)).

(c)	Warrants

During 2019, we announced an Early Warrant Exercise Incentive Program, the purpose of which was to encourage the early exercise of the Company’s warrants which are scheduled to expire on July 8, 2021 (the “July 2021 warrants”). Under the incentive program, holders of such warrants were entitled to receive one full new warrant (the "Incentive Warrant") if they exercised their July 2021 warrants prior to July 12, 2019. Each Incentive Warrant is exercisable into one common share of the Company at a price of $1.65 expiring June 12, 2022. Pursuant to this program, the Company issued 5,842,500 Incentive Warrants upon the exercise of the same number of July 2021 warrants.

The following summarizes information about warrants outstanding during 2019:

Expiry date	Exercise price	December 31, 2018	Issued	Exercised	Expired or Cancelled	December 31, 2019
February 15, 2021	$2.35	8,790,600	—	—	—	8,790,600
July 8, 2021	$0.62	6,737,500	—	(6,167,500)	—	570,000
June 12, 2022	$1.65	—	5,842,500	—	—	5,842,500
November 7, 2022	$1.40	3,000,000	—	—	—	3,000,000
December 18, 2026	$3.00	—	32,500,000	—	—	32,500,000
Total number of warrants		18,528,100	38,342,500	(6,167,500)	—	50,703,100

Weighted average exercise price		$1.57	$2.79	$0.62	$—	$2.61

The following summarizes information about warrants outstanding during 2018:

Expiry date	Exercise price	December 31, 2017	Issued	Exercised	Expired or Cancelled	December 31, 2018
February 15, 2018	$0.10	375,000	—	(375,000)	—	—
October 13, 2018	$1.75	865,668	—	—	(865,668)	—
December 6, 2018	$2.00	5,825,160	—	—	(5,825,160)	—
February 15, 2021	$2.35	—	8,790,600	—	—	8,790,600
July 8, 2021	$0.62	6,850,000	—	(112,500)	—	6,737,500
November 7, 2022	$1.40	3,000,000	—	—	—	3,000,000
Total number of warrants		16,915,828	8,790,600	(487,500)	(6,690,828)	18,528,100

Weighted average exercise price		$1.28	$2.35	$0.22	$1.97	$1.57

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Year ended December 31
Share based payments expense	2019	2018
Stock options (note 13(a))	$1,901	$3,189
Restricted share units (note 13(b))	554	243
Deferred share units (note 0)	366	227
Bonus shares (note 13(d))	570	326
Share based payments expense	$3,391	$3,985

(a)	Stock options

The purpose of the Company’s rolling stock option plan is to better align the interests of the officers, directors, employees, and consultants with those of the Company’s shareholders by linking a portion of their compensation to the Company’s performance. It also enables the Company to attract, retain and motivate experienced and qualified individuals in those positions by providing them with the opportunity to acquire common shares of the Company through the exercise of stock options. Specific details of the plan are available in our annual proxy information circular, but in general, the terms of the plan are as follows:

•	The plan is administered by a committee of the Board of Directors of the Company.
•	The number of stock options, RSUs, and DSUs outstanding at any time cannot exceed 10% of the then-outstanding number of common shares.
•	Grants with exercise price less than market are not permitted.
•	Expiry date may not exceed ten years from the date of grant.

Stock options granted by the Company typically have a five-year life, with one third each vesting on grant date, and one year and two years after grant date.

	2019		2018
Stock options outstanding	Number	Weighted average exercise price	Number	Weighted average exercise price
Beginning of year	9,124,005	$1.23	6,276,748	$1.13
Granted	2,199,322	1.08	3,841,505	1.26
Exercised	(1,358,491)	1.16	(657,000)	0.21
Expired or forfeited	(47,500)	1.48	(337,248)	1.77
End of year	9,917,336	$1.20	9,124,005	$1.23

Vested, end of year	7,229,622	$1.22	5,426,005	$1.17

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The grant date fair value of options granted during 2019 and 2018 were determined using a Black Scholes option pricing model with the following weighted average assumptions:

	2019	2018
Number granted	2,199,322	3,841,505
Grant date fair value	$1,049	$2,202
Weighted average of assumptions used:
Expected volatility	49%	50%
Expected life	5 years	5 years
Canadian dollar risk free interest rate	1.5%	2.1%
Dividends	nil	nil

The stock options outstanding at December 31, 2019, were as follows:

Expiry date	Exercise price ($)	Remaining life (years)	Number	Number vested
November 27, 2020	0.15	0.9	550,000	550,000
December 3, 2020	0.81	0.9	76,000	76,000
June 23, 2022	1.39	2.5	3,465,000	3,465,000
May 31, 2023	1.25	3.4	1,050,000	700,000
June 27, 2023	1.25	3.5	1,427,014	938,848
September 10, 2023	1.25	3.7	150,000	100,000
November 13, 2023	1.30	3.9	1,000,000	666,667
March 29, 2024	1.06	4.2	1,978,660	659,553
May 15, 2024	1.00	4.4	117,450	39,150
August 13, 2024	1.65	4.6	103,212	34,404
Total number of stock options			9,917,336	7,229,622

Subsequent to the reporting period, 110,000 stock options were exercised, for gross proceeds to the Company of $143,000.

(b)	Restricted Share Units

On June 27, 2018, the Board approved a Restricted Share Unit (“RSU”) Plan. RSU’s are awarded to key employees. The purpose of the RSU Plan is to help retain key employees by permitting them to participate in the growth and development of the Company by awarding them common shares of the Company after completion of a specified service period. The acquisition of shares in the Company under the RSU Plan will better align their interests with the long-term interests of the shareholders of the Company. Specific details of the plan are available in our annual proxy information circular, but in general, the terms of the plan are as follows:

•	The Board of Directors sets the terms of incentive awards under the RSU Plan.
•	The maximum number of common shares available for issuance under the RSU Plan is 3,000,000.
•	The Company has the sole discretion whether to settle vested RSUs by issuing common shares or cash.

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Number of RSUs outstanding:

	2019	2018
Outstanding, January 1	368,000	—
Awarded	849,639	368,000
Vested and settled	(202,667)	(120,000)
Vested but not yet settled at reporting date	—	120,000
Outstanding, December 31	1,014,972	368,000

Number of RSUs outstanding:

		Number vesting in the year
	Total	2019	2020	2021	2022
Outstanding, December 31, 2018	368,000	202,667	82,667	82,666	—
Outstanding, December 31, 2019	1,014,972	—	365,881	365,880	283,211

RSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(c)	Deferred Share Units

On June 27, 2018, the Board approved a Deferred Share Unit (“DSU”) Plan. DSU’s are awarded to directors of the Company. The purpose of the DSU Plan is to strengthen the alignment of interests between directors and shareholders by linking a portion of annual director compensation to the future value of the Company’s common shares, in lieu of cash compensation.

•	The Board of Directors sets the terms of incentive awards under the DSU Plan.
•	DSU awards vest immediately upon award. However, DSUs can only be redeemed when the DSU holder ceases to be a director of the Company.
•	The maximum number of common shares available for issuance under the DSU Plan is 2,000,000.
•	The Company has the sole discretion whether to settle vested DSUs by issuing common shares or cash.

Number of DSUs outstanding:

	2019	2018
Outstanding, January 1	180,000	—
Awarded and vested immediately	328,780	180,000
Settled	—	—
Outstanding, December 31	508,780	180,000

Of which, number of DSUs vested at December 31	508,780	180,000

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

(d)	Bonus shares

During 2017, the Board of Directors awarded 500,000 common shares to the non-executive Chairman of the Company as bonus shares. The bonus shares are subject to a vesting period from June 19, 2017 to June 18, 2020 (the “Eligibility Period”). If the non-executive Chairman ceases to be the director of the Company before the Eligibility Period ends, the bonus shares will be forfeited. The bonus shares will become issuable (1) after the Eligibility Period on the date that the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

We estimated the fair value of the bonus shares ($1.31 each) based on the market price of the common shares at the date of Board approval. Accordingly, the amount of $655,000 is being recognized on a straight line basis over the Eligibility Period.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

On November 13, 2018, the Board of Directors awarded 1,000,000 bonus shares to an officer of the Company. The bonus shares vest in four tranches of 250,000 bonus shares each, issuable upon the achievement of certain share price thresholds particular to each tranche. Upon initial recognition we estimated the dates that each of these market condition tranches would vest, such dates ranging from December 2019 to March 2022. Consequently, the award date fair value ($537,000, or $0.537 per bonus share) is being recognized over these four periods.

Subsequent to the December 31, 2019, the first tranche of these bonus shares achieved its vesting conditions.

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and members of the Board of Directors of the Company.
Quantum Advisory Partners LLP (“Quantum”)

Registered limited liability partnership, of which Paul Robertson, the former Chief Financial Officer of the Company, is an incorporated partner.

The Company did not employ Mr. Robertson directly, and his services as Chief Financial Officer were provided pursuant to a professional services agreement with Quantum.

Besides providing the services of Mr. Robertson, Quantum provided bookkeeping and accounting services to the Company at agreed monthly quantities and rates, with additional charges for excess usage. Pricing was at normal commercial terms, with prices negotiated annually.

Quantum ceased to be a related party on April 30, 2018.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Year ended December 31
	2019	2018
Short term incentive plans
Salaries, management services, and consulting fees	$1,242	$1,106
Directors’ fees	211	169
	1,453	1,275
Termination benefits	375	550
Share based payments	2,745	3,132
Total	$4,573	$4,957

We did not include in the above totals for 2018 an amount of $75,000 paid to Quantum for short term incentive compensation to Mr. Robertson because this amount was declared and paid subsequent to Quantum ceasing to be a related party; however, this amount is in respect of services rendered while Quantum was a related party.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Transactions

The following related party transactions are included in compensation to key management personnel, above.

	Year ended December 31
	2019	2018
Quantum Advisory Partners LLP – management services	$—	$71

The Company had no other material transactions with related parties other than key management personnel during the years ended December 31, 2019 and 2018.

(c)	Outstanding balances at the Reporting Date

At December 31, 2019, estimated accrued short term incentive compensation totaled $700,000 and was included in accrued liabilities (December 31, 2018 – $324,000).

15.	SUPPLEMENTAL CASH FLOW INFORMATION

The non-cash investing and financing activities of the Company include the following:

	2019	2018
Financing activities
Shares issued for debt settlement	—	207
Stock options exercised, credited to share capital with an offset to reserves	1,413	113
Common shares issued upon maturity of RSUs, credited to share capital with an offset to reserves	253	—
Warrants exercised, credited to share capital with an offset to reserves	2,042	52
Warrants issued for transaction costs, charged to project loan with an offset to reserves	11,765	—

Investing activities
Initial recognition of right of use asset with an offset to lease obligation	106	—

16.	SEGMENT INFORMATION

(a)	Reportable segments

The operating segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Panamanian projects, the Mexican projects, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold project.

None of these segments as yet generate revenue from external customers, and each of the projects are focused on the exploration and evaluation of mineral properties.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

	Mexico	Panama	USA	Canada	Total
At December 31, 2019
Equipment	$182	$62	$—	$126	$370
Exploration and evaluation assets	55,916	107,059	408	—	163,383

	Mexico	Panama	USA	Canada	Total
At December 31, 2018
Equipment	$193	$117	$—	$34	$344
Exploration and evaluation assets	56,403	112,450	429	—	169,282

17.	CAPITAL MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration, evaluation, and development of our mineral properties and to maintain a flexible capital structure. In the management of capital, we include long term loans and share capital.

There were no changes to our policy for capital management during the year.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt, acquire or dispose of assets, or adjust the amount of cash and short-term investments. In order to maximize ongoing development efforts, we do not currently pay dividends.

We have entered into a Project Finance Facility (note 9) pursuant to which we have drawn US$25 million of a total available US$125 million. The Project Finance Facility requires us to maintain a minimum working capital of US$5 million.

Our investment policy is to invest the Company’s excess cash in low risk financial instruments such as term deposits and higher yield savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Our ability to carry out our long-range strategic objectives in future years depends on our ability to raise financing from lenders, shareholders, and other investors. We continue to regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

At December 31, 2019, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$30,009	$30,009	$—	$—	$—	$30,009
Accounts receivable	Amortized cost	24	—	—	—	24	24
Restricted funds	Amortized cost	662	—	662	—	—	662
		$30,695	30,009	$662	$—	$24	$30,695

Financial liabilities
Trade payables	Amortized cost	$639	$—	$—	$—	$639	$639
Lease obligation	Amortized cost	88	—	—	—	88	88
Camino Rojo project loan	Amortized cost	16,833	—	16,833	—	—	16,833
Newmont loan	Amortized cost	12,573	—	12,573	—	—	12,573
		$30,133	$—	$29,406	$—	$727	$30,133

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2018, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Fair value
Financial assets
Cash and cash equivalents	FVTPL	$16,686	$16,686	$—	$—	$—	$16,686
Accounts receivable	Amortized cost	385	—	—	—	385	385
Restricted funds	Amortized cost	205	—	205	—	—	205
		$17,276	16,686	$205	$—	$385	$17,276

Financial liabilities
Trade payables	Amortized cost	$1,341	$—	$—	$—	$1,341	$1,341
Newmont loan	Amortized cost	6,103	—	6,103	—	—	6,103
		$7,444	$—	$6,103	$—	$1,341	$7,444

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period. As at December 31, 2019, we had no financial assets or financial liabilities which we measured at fair value on a non-recurring basis.

(b)	Financial Risk Management

(i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to financial instruments fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to cash and reclamation deposits.

Our cash is held at large Canadian financial institutions in interest bearing accounts. Our reclamation deposits are held with large banks in the countries where they have been lodged. We believe that the credit risk related to our cash and reclamation deposits is negligible.

The Company’s maximum exposure to credit risk is the carrying value of cash and reclamation deposits.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At December 31, 2019, our financial liabilities had expected maturity dates as follows:

	Less than 3 months	Between 3 months and 1 year	Between 1 year and 3 years	More than 3 years	Total
Financial liabilities
Trade payables	$639	$—	$—	$—	$639
Lease obligation	10	31	58	—	99
Camino Rojo project loan	—	—	—	32,470	32,470
Newmont loan	—	—	15,104	—	15,104
	$649	$31	$15,162	$32,470	$48,312

We manage liquidity by anticipating and maintaining adequate cash balances to meet liabilities as they become due. We review cash forecasts on a regular basis to determine whether the Company will have sufficient cash to meet future working capital needs.

(iii)	Market risk

Market risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. The significant market risks to which the Company’s financial instruments are exposed are currency risk and interest rate risk.

(A)	Currency risk

The Company is exposed to currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. We have not entered into any foreign currency contracts or similar arrangements to mitigate this risk.

Our financial instruments are held in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican pesos (“MXN”). As such, our US- and Mexican-currency accounts and balances are subject to fluctuation against the Canadian dollar. Our financial instruments were denominated in the following currencies as at December 31, 2019:

	Canadian dollars (thousands)	US dollars (thousands)	Mexican pesos (thousands)
Cash	$1,248	$22,068	$1,426
Accounts receivable	—	2	317
Restricted funds	69	456	—
Trade payables	(448)	(15)	(2,493)
Lease obligations	(88)	—	—
Camino Rojo project loan	—	(8,646)	—
Newmont loan	—	—	(182,700)
Total foreign currency	781	13,865	(183,450)
Exchange rate	1.0000	1.2988	0.0688
Equivalent Canadian dollars	$781	$18,008	$(12,625)

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Based on the above net exposures as at December 31, 2018, and assuming that all other variables remain constant:

•	a 10% appreciation of the US dollar against the Canadian dollar would decrease loss by $1,861,000 and
•	a 10% appreciation of the Mexican peso against the Canadian dollar would increase loss by $2,958,000.

(B)	Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our cash and our reclamation deposits are held mainly in saving accounts and term deposits and therefore there is currently minimal interest rate risk. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values compared to carrying value.

The Company’s interest rate risk arises principally from the changes in interest rates related to term deposits where our cash and reclamation deposits are held, as the Camino Rojo project loan has a fixed interest rate of 8.80% and the Newmont loan bears no interest.

A one percent increase in interest rates would result in a decrease of approximately $218,000 to the Company’s loss for the year ended December 31, 2019.

19.	INCOME TAXES

(a)	Tax amounts recognized in profit or loss

	2019	2018
Current tax expense	$—	$—
Deferred tax expense	—	—
Tax expense	$—	$—

(b)	Reconciliation of effective tax rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	2019	2018
Income (loss) before tax	$(29,397)	$(29,913)
Statutory income tax rate	26.6%	27.0%

Expected income tax	$(7,820)	$(8,077)
Differences between Canadian and foreign tax rates	(499)	(174)
Items not deductible for tax purposes	304	226
Share based compensation	902	1,076
Change in unrecognized deductible temporary differences	6,651	6,954
Effect of changes in tax rates from prior years	206	—
Effect of changes in foreign exchange rates	262	—
Other	(6)	(5)
Total income taxes	—	—

Effective tax rate	n/a	n/a

In 2019, the statutory income tax rate applicable to the Canadian parent entity decreased to 26.6% (2018 – 27.0%).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

(Canadian dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Unrecognized deductible temporary differences

We recognize tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts.

	December 31
	2019	2018
Mineral properties and exploration expenditures	$60,333	$42,972
Equipment	2,437	2,339
Site closure provisions	748	745
Share issue costs	906	2,921
Non capital losses	45,656	37,099
Unrecognized deductible temporary differences	$110,080	$86,076

(d)	Tax loss carryforwards

Our tax losses have the following expiry dates.

	Tax losses	December 31
	expire in years	2019	2018
Canada	2026 to 2039	$39,986	$33,329
Mexico	2027 to 2029	565	227
Panama	2021 to 2024	4,120	2,782
United States	indefinite	984	761

20.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

In December 2019, the Company received approval from the Mexican federal environment department granting the Change of Land Use permit ("Cambio de Uso de Suelo"), one of the two key permits required for the development of the Camino Rojo Oxide Gold Project, upon payment of a prescribed fee. At December 31, 2019, the Company had committed to making the prescribed payment of $3,067,000. The payment was made subsequent to the reporting period and the permit was formally granted.

The Company is committed to making severance payments amounting to approximately $2,550,000 (December 31, 2018 – $3,225,000) to certain officers and management in the event of a change in control. As the likelihood of these events taking place is not determinable, such amounts are not reflected in these consolidated financial statements.

(b)	Litigation

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.